                                 GRAUBARD MILLER
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174

FACSIMILE:                                                    DIRECT DIAL NUMBER
(212) 818-8881

                                                April 15, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 0511
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:   KBL Healthcare Acquisition Corp. II
                        Registration Statement on Form S-1
                        File No. 333-122988
                        Amendment No. 1 Filed March 29, 2005
                        ------------------------------------

Dear Mr. Reynolds:

         On behalf of KBL Healthcare Acquisition Corp. II ("Company"), we
respond as follows to the Staff's comments received on April 14, 2005 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration
Statement, a copy of which has been marked with the changes from the initial filing. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

PROPOSED BUSINESS, PAGE 22
WE HAVE NOT IDENTIFIED A TARGET BUSINESS

1.       PLEASE INCLUDE IF TRUE, THAT NONE OF THE COMPANY'S OFFICERS, DIRECTORS
         OR PROMOTERS, AND NO OTHER AFFILIATE OF THE COMPANY, HAVE HAD ANY
         PRELIMINARY CONTACT OR DISCUSSION WITH ANY REPRESENTATIVE OF ANY OTHER
         COMPANY REGARDING THE POSSIBILITY OF AN ACQUISITION OR MERGER BETWEEN
         THE COMPANY AND SUCH OTHER COMPANY.

         We will revise the disclosure in the prospectus to indicate that the
Company's "officers, directors, promoters, and other affiliates have not had any preliminary contact or discussions with representatives of other companies regarding the possibility of a potential merger, capital

United States Securities and Exchange Commission
April 15

stock exchange, asset acquisition or other similar business combination with KBL
Healthcare Acquisition Corp. II." Attached is the proposed changed page to the prospectus which we will include in the final prospectus to be filed pursuant to
Rule 424(b)(3).

DESCRIPTION OF SECURITIES, PAGE 39
DIVIDENDS

2.       PLEASE REVISE YOUR DISCLOSURES REGARDING DIVIDENDS PAID CONSISTENT WITH
         YOUR NOTE 6, PAGE F-10.

         We will revise the disclosure in the prospectus to indicate that the
Company has not paid any cash dividends in the past so as to be consistent with note 6 on page F-10. Attached is the proposed changed page to the prospectus which we will include in the final prospectus to be filed pursuant to Rule
424(b)(3).

PART II - EXHIBITS
UNDERWRITING AGREEMENT

3.       WE NOTE THAT, PURSUANT TO PARAGRAPH 6.2 OF THE UNDERWRITING AGREEMENT,
         IF A DEFAULT OF OVER 10% OF THE "FIRM UNITS" OCCUR, AND NEITHER PARTY
         IS ABLE TO FIND A SUITABLE PURCHASER TO COVER THE DEFAULT AMOUNT, THAT
         THE AGREEMENT "MAY BE TERMINATED." SUPPLEMENTALLY, PLEASE EXPLAIN HOW
         THE PROPOSED OFFERING MAY STILL BE CONSIDERED A "FIRM COMMITMENT" IN
         LIGHT OF THE LANGUAGE IN THE UNDERWRITING AGREEMENT.

         We will amend the last sentence of Section 6.2 of the Underwriting
Agreement to read as follows:

         "In the event that neither you nor the Company arrange for the purchase of the Firm Units or Option Units to which a default relates as provided in this Section 6, this Agreement WILL be terminated by you or the Company without liability on the part of the Company (except as provided in Sections 3.15 and 5 hereof) or the several Underwriters
         (except as provided in Section 5 hereof); provided, however, that if such default occurs with respect to the Option Units, this Agreement will not terminate as to the Firm Units; and provided further that nothing herein shall relieve a defaulting Underwriter of its liability, if any, to the other several Underwriters and to the Company for damages occasioned by its default hereunder." (emphasis added).

United States Securities and Exchange Commission
April 15

         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                 Very truly yours,

                                                 /s/ Jeffrey M. Gallant

                                                 Jeffrey M. Gallant

cc:   Marlene Krauss
      Zachary Berk
      David M. Nussbaum
      Steven Levine
      Floyd Wittlin